CROSS MATCH TECHNOLOGIES, INC.

3950 RCA Boulevard, Suite 5001

Palm Beach Gardens, Florida 33410

January 16, 2008

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cross Match Technologies, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-142443

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Cross Match Technologies, Inc., a Delaware corporation (the “Company”), hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-142443), filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2007. Due to unfavorable market conditions, the Company has determined that it would not be in the Company’s best interest to proceed with the offering at this time. The Company has not sold any securities by means of the preliminary prospectus that forms a part of the registration statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the registration statement as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the registration statement be credited to the Company’s account with the Commission for future use.

Should you have any questions, please do not hesitate to contact Alan L. Dye or John B. Beckman of Hogan & Hartson L.L.P. at (202) 637-5600.

Very truly yours,

CROSS MATCH TECHNOLOGIES, INC.

By:	/s/ William A. Smith II
Name: William A. Smith II Title: Senior Vice President, General Counsel and Secretary